                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 14 January 2004


                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F ___
                                        -

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___                   No  X
                                                         -

  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 PREMIER FARNELL PLC
                                                      (Registrant)


     Date:   January 14, 2004                    By: Steven John Webb
                                                     ----------------
                                                     Steven John Webb
                                                     Group Company Secretary and
                                                     General Counsel

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    NAME OF COMPANY                                    2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
      PREMIER FARNELL PLC                                    PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARY COMPANIES


---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT   4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER         HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A
      NON-BENEFICIAL INTEREST OR IN THE CASE OF AN           CHASE NOMINEES LTD A/C 378 7                         26,667
      INDIVIDUAL HOLDER IF IT IS A HOLDING OF THAT           CHASE NOMINEES LTD A/C 3  789                       385,557
      PERSON'S SPOUSE OR CHILDREN UNDER THE AGE OF 18        CHASE NOMS LT A/C 14914                           1,253,213
                                                             CHASE NOMS LTD                                       84,000
      NOT DISCLOSED                                          CHASE NOMS LTD A/C 14920                             11,087
                                                             CLYDESDALE BK NOMS LTD (MGSC)                       729,147
                                                             CLYDESDALE BK NOMS LTD CHI                        2,290,000
                                                             CLYDESDALE BK NOMS LTD MGB                        1,000,000
                                                             CLYDESDALE BK NOMS LTD MGF                        1,080,853
                                                             CLYDESDALE BK NOMS LTD MGH                        1,500,000
                                                             CLYDESDALE BK NOMS LTD MGK                          954,490
                                                             CLYDESDALE BK NOMS LTD MGT                           62,459
                                                             ESMEE FAIRBAIRN FOUNDATION                          710,000
                                                             M&G (LOMBARD ST) NOMS FPE                            63,454
                                                             MAGIM HSBC GIS NOM (UK) SALI                        205,282
                                                             NORTRUST NOMS LTD                                 2,996,261
                                                             PRUCLT HSBC GIS NOM (UK) PAC AC                  19,930,207
                                                             PRUCLT HSBC GIS  NOM (UK) PPL AC                  1,916,929
                                                             ROY NOMINEES 578079                                 193,620
                                                             ROY NOMS LTD 578052                                 108,432
                                                             ROY NOMS LTD 578060                                 295,000
                                                             ROY NOMS LTD 578141                                 219,906
                                                             ROY NOMS LTD 578192                                 464,374


---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
5.    NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
      STOCK ACQUIRED


      N/A                        N/A                         NOT DISCLOSED                 NOT DISCLOSED

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
9.   CLASS OF SECURITY                                   10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

     ORDINARY SHARES OF 5P EACH                              NOT DISCLOSED                  12 JANUARY 2004



---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION

      36,480,938                                             10.05%


---------------------------------------------------------------------------------------------------------------------------
14.   ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES
                                                             STEVEN WEBB
                                                             COMPANY SECRETARY
                                                             PREMIER FARNELL PLC
                                                             150 ARMLEY ROAD
                                                             LEEDS
                                                             LS12 2QQ
                                                             TEL. 0113 387 5277
-------------------------------------------------------------------------------------------------------------------------
16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY


-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION:  13 JANUARY 2004

-------------------------------------------------------------------------------------------------------------------------